EXHIBIT 99.1

THE AUDITED FINANCIAL STATEMENTS OF BLESSING LOGISTICS LTD., AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CN Energy Group Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Blessing Logistics Ltd. (the “Company”) as of September 30, 2025 and 2024, the related statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years ended September 30, 2025 and 2024, and the related notes (collectively referred to as the “Notes to the Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended September 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2026.

Singapore

October 23, 2026

F-1

BLESSING LOGISTICS LTD.
 BALANCE SHEETS

(Expressed in U.S. Dollars)

	As of September 30,
	2025	2024
ASSETS
Current Assets:
Cash	$7,656	$101,182
GST recoverable	2,297	2,313
Total current assets and total assets	$9,953	$103,495

LIABILITY AND SHAREHOLDERS' EQUITY
Total liability	-	-

Commitments and contingencies

Shareholders' Equity:
Share capital	$4,983,701	$4,983,701
Accumulated deficits	(4,989,058)	(4,898,982)
Accumulated other comprehensive income	15,310	18,776
Total shareholders' equity	$9,953	$103,495

Total Liability and Shareholders' Equity	$9,953	$103,495

The accompanying notes are an integral part of these financial statements.

F-2

BLESSING LOGISTICS LTD.
 STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. Dollars)

	For the Years Ended
	September 30,
	2025	2024
Operating expenses:
General and administrative expenses	($92,499)	($189,825)
Total operating expenses	(92,499)	(189,825)

Loss from operations	(92,499)	(189,825)

Other income
Interest income	719	649
Other income, net	1,704	285,673
Total other income	2,423	286,322

(Loss) income before income taxes	(90,076)	96,497
Income tax expenses	-	-
Net (loss) income	(90,076)	96,497

Net (loss) income	(90,076)	96,497
Other comprehensive (loss) income:
Foreign currency translation gain (loss)	(3,466)	690
Comprehensive (loss) income	($93,542)	$97,187

The accompanying notes are an integral part of these financial statements.

F-3

BLESSING LOGISTICS LTD.
 STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in U.S. Dollars)

			Accumulated
			other	Total
	Share	(Accumulated	comprehensive	shareholders'
	Capital	deficits)	income	equity
Balance as of September 30, 2023	$4,983,701	($4,995,479)	$18,086	$6,308
Foreign currency translation gain	-	-	690	690
Net income for the year	-	96,497	-	96,497
Balance as of September 30, 2024	$4,983,701	($4,898,982)	$18,776	$103,495
Foreign currency translation loss	-	-	(3,466)	(3,466)
Net loss for the year	-	(90,076)	-	(90,076)
Balance as of September 30, 2025	$4,983,701	($4,989,058)	$15,310	$9,953

The accompanying notes are an integral part of these financial statements.

F-4

BLESSING LOGISTICS LTD.
 STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in U.S. Dollars)

	For the Years Ended
	September 30,
	2025	2024
Cash flows from operating activities
Net (loss) income	($90,076)	$96,497
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Changes in operating asset:
GST recoverable	(54)	(60)
Net cash (used in) provided by operating activities	(90,130)	96,437
Effect of exchange rate changes on cash	(3,396)	685
Net (decrease) increase in cash	(93,526)	97,122
Cash, beginning of year	101,182	4,060
Cash, end of year	$7,656	$101,182

Supplemental disclosure information:
Income taxes paid	-	-
Interest paid	-	-

The accompanying notes are an integral part of these financial statements.

F-5

Blessing Logistics Ltd.

Notes to the Financial Statements

Note 1 – Organization and business background

On May 11, 2015, Blessing Logistics Ltd. (the “Company” or “Target Company”) was incorporated under the laws of Canada. The Company is a heavy crude oil trading company.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Use of estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to long-lived assets and accounts receivable. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. A change in accounting estimates shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimates shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

Foreign currency

The Company’s reporting currency is the U.S. Dollar (“USD”). The determination of the respective functional currency is based on the criteria set out by ASC 830, “Foreign Currency Matters”.

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the statements of operations and comprehensive income.

Cash

Cash represent cash at bank which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits for employees involved in general corporate functions, professional fees for external legal, accounting and other consulting services, travelling expenses and other general office and administrative expenses.

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including annual leave and sick leave.

F-6

Income taxes

The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free manner.

The Company adopts ASC 740 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the year ended September 30, 2025.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income that are presented in the statements of operations and comprehensive income (loss).

Commitments and contingencies

The Company accrues costs associated with legal actions when such costs become probable and the amounts can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2025 and 2024, the Company did not have any material legal claims or litigation that, individually or in the aggregate, could have a material adverse impact on the Company’s financial position, results of operations, or cash flows.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics, and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM reviews results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Risks and uncertainties

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalent, and accounts receivable. As of September 30, 2025, cash was deposited at major financial institutions located in Canada. In the event of bankruptcy of one of these financial institutions, the Company may not be able to recover its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

F-7

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU may be applied either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted.

In May 2025, the FASB issued ASU 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), Clarifications to Share-Based Consideration Payable to a Customer, which revised the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. Although it is expected that entities will conclude that fewer awards contain service conditions, for those that are determined to have service conditions, the amendments in this Update eliminate the policy election permitting a grantor to account for forfeitures as they occur. Therefore, when measuring share-based consideration payable to a customer that has a service condition, the grantor is required to estimate the number of forfeitures expected to occur. Separate policy elections for forfeitures remain available for share-based payment awards with service conditions granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this Update clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. Finally, the amendments in this Update clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. Collectively, these changes improve the decision usefulness of a grantor’s financial statements, improve the operability of the guidance, and reduce diversity in practice for accounting for share-based consideration payable to a customer. Under the amendments in this Update, revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest. This is expected to result in estimates of the transaction price that better reflect the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer and, therefore, more decision-useful financial reporting.

The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted for all entities. The amendments in this Update permit a grantor to apply the new guidance on either a modified retrospective or a retrospective basis. When applying the amendments in this Update on a modified retrospective basis, a grantor should recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of 4 equity or net assets in the statement of financial position) as of the beginning of the period of adoption and should not recast any financial statement information before the period of adoption. A grantor should apply the amendments as of the date of initial application to all share-based consideration payable to a customer. When applying the amendments in this Update on a retrospective basis, a grantor should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest period presented. Additionally, an entity that elects to apply the guidance retrospectively should use the actual outcome, if known, of a performance condition or service condition as of the beginning of the annual reporting period of adoption for all prior-period estimates. If actual outcomes are unknown as of the beginning of the annual reporting period of adoption, an entity should use its estimate of the probability of achieving a service condition or performance condition as of the beginning of the annual reporting period of adoption for all prior-period estimates.

F-8

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software”, the amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1. Management has authorized and committed to funding the software project. 2. It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software (referred to as “significant development uncertainty”). The two factors to consider in determining whether there is significant development uncertainty are whether: 1. The software being developed has technological innovations or novel, unique, or unproven functions or features, and the uncertainty related to those technological innovations, functions, or features, if identified, have not been resolved through coding and testing. 2. The entity has determined what it needs the software to do (for example, functions or features), including whether the entity has identified or continues to substantially revise the software’s significant performance requirements. The amendments in this Update specify that the disclosures in Subtopic 360- 10, Property, Plant, and Equipment—Overall, are required for all capitalized internal-use software costs, regardless of how those costs are presented in the financial statements. Additionally, the amendments clarify that the intangibles disclosures in paragraphs 350-30-50-1 through 50-3 are not required for capitalized internal-use software costs. Furthermore, the amendments in this Update supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs from Subtopic 350-50 into Subtopic 350-40. 4 within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The amendments in this Update permit an entity to apply the new guidance using any of the following transition approaches: 1. A prospective transition approach 2. A modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption 3. A retrospective transition approach. Under a prospective transition approach, an entity should apply the amendments in this Update to new software costs incurred as of the beginning of the period of adoption for all projects, including in-process projects. Under a modified transition approach, an entity should apply the amendments in this Update on a prospective basis to new software costs incurred (for all projects, including costs incurred for in-process projects), except for in-process projects that, as of the date of adoption, the entity determines do not meet the capitalization requirements under the amendments but meet the capitalization requirements under current guidance. For those in-process projects, an entity should derecognize any capitalized costs through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the date of adoption. Under a retrospective transition approach, an entity should recast comparative periods and recognize a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the first period presented.

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) - Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract”, the amendments in this Update exclude from derivative accounting nonexchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. However, this scope exception does not apply to (1) variables based on a market rate, market price, or market index, (2) variables based on the price or performance of a financial asset or financial liability of one of the parties to the contract, (3) contracts (or features) involving the issuer’s own equity that are evaluated under the guidance in Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and (4) call options and put options on debt instruments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. If an entity applies the modified retrospective transition method described in the preceding paragraph, upon adoption the entity may elect on an instrument-by-instrument basis to (1) measure contracts previously accounted for as derivatives that are no longer accounted for as derivatives in their entirety under the amendments in this Update at fair value with changes in fair value recognized in earnings and (2) stop applying the fair value option for contracts that contained embedded features that otherwise would have been bifurcated but are no longer accounted for as derivatives under the amendments in this Update.

The amendments in this Update clarify that an entity should apply the guidance in Topic 606, including the guidance on noncash consideration in paragraphs 606-10-32-21 through 32-24, to a contract with share-based noncash consideration (for example, shares, share options, or other equity instruments) from a customer for the transfer of goods or services. The guidance in other Topics (including Topic 815 on derivatives and hedging and Topic 321 on equity securities) does not apply to share-based noncash consideration from a customer for the transfer of goods or services unless and until the entity’s right to receive or retain the share-based noncash consideration is unconditional under Topic 606. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. An entity is permitted to apply the amendments in this Update either (1) prospectively to new contracts entered into on or after the date of adoption, including modified contracts accounted for as separate contracts in accordance with paragraph 606-10-25-12, or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326) Purchased Loans”, the amendments in this update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” (defined below) are purchased seasoned loans and accounted for using the gross-up approach at acquisition. Specifically, after an entity determines that a loan is a non-PCD asset based on its assessment of credit deterioration experienced since origination, the entity should apply the guidance described in the amendments to determine whether the loan is seasoned and, therefore, should be accounted for using the gross-up approach. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim reporting period, it should apply the amendments as of the beginning of that interim reporting period or the beginning of the annual reporting period that includes that interim reporting period.

F-9

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815) Hedge Accounting Improvements”, Issue 1: Similar Risk Assessment for Cash Flow Hedges - the amendments in this Update expand the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge by changing the requirement to designate a group of individual forecasted transactions from having a shared risk exposure to having a similar risk exposure. Entities are required to assess risk similarity both at hedge inception and on an ongoing basis. The amendments also clarify that a group of individual forecasted transactions can be considered to have a similar risk exposure if the derivative used as the hedging instrument is highly effective against each hedged risk in the group. In addition, in some cases, entities are permitted to perform an ongoing qualitative assessment of whether a group of individual forecasted transactions has a similar risk exposure. The amendments in this Update improve GAAP by expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions, thereby enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions. Entities that aggregate larger groups of individual forecasted transactions in accordance with the amendments can achieve hedge accounting in a more efficient, cost-effective manner while reducing the risk of missed forecasts for highly effective economic hedges. Furthermore, the amendments improve operability and foster consistent application of the similar risk assessment. Therefore, an entity’s financial statements can provide more relevant information to investors about the entity’s risk management activities related to cash flow hedges of groups of forecasted transactions. 4 The amendments in this Update improve GAAP because the application of hedge accounting will not be limited by whether the execution of the nonfinancial purchase or sale transaction is in the spot or forward market. Relative to current GAAP, which limits designation of nonfinancial components to those that are contractually specified, a model based on the clearly-and-closely-related criteria permits hedge accounting for eligible components of forecasted spot-market transactions, forward-market transactions, and subcomponents of explicitly referenced components in an agreement’s pricing formula. Furthermore, the amendments also may enable entities to reduce missed forecasts for highly effective economic hedges, more closely aligning hedge accounting with the economics of entities’ risk management activities. The amendments in this Update also clarify that entities may designate a variable price component in a contract that is accounted for as a derivative as the hedged risk if all other hedge criteria are satisfied. That clarification improves GAAP because it resolves diversity in practice about whether hedge accounting may be applied in those situations and allows hedge accounting to be applied to highly effective economic hedges. Issue 4: Net Written Options as Hedging Instruments The amendments in this Update on the use of net written options as hedging instruments improve GAAP by updating the hedge accounting guidance to accommodate differences in the loan and swap markets that developed after the cessation of the London Interbank Offered Rate. Specifically, the amendments in this Update eliminate the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk. Issue 5: Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge) The amendments in this Update eliminate the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net 5 investment hedge effectiveness assessment. As a result, an entity immediately recognizes in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. Entities are prohibited from applying this guidance by analogy to other circumstances. The amendments in this Update improve GAAP by enabling entities that utilize dual hedging strategies to reflect the economic offset of changes attributable to both interest rate risk and foreign exchange risk. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. For entities other than public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this Update. Entities should apply the amendments in this Update on a prospective basis for all hedging relationships. An entity may elect to adopt the amendments in this Update for hedging relationships that exist as of the date of adoption. Upon adoption of the amendments in this Update, entities are permitted to modify certain critical terms of certain existing hedging relationships without dedesignating the hedge.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities”, The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. A grant related to an asset is a government grant, or part of a government grant, that is conditioned on the purchase, construction, or acquisition of an asset (for example, a long-lived asset or inventory). A grant related to income is a government grant, or part of a government grant, other than a grant related to an asset (for example, a grant that reimburses a business entity for operating expenses). The amendments in this Update require that a government grant received by a business entity should not be recognized until: 1. It is probable that (a) a business entity will comply with the conditions attached to the grant and (b) the grant will be received. 2. A business entity meets the recognition guidance for a grant related to an asset or a grant related to income. 3 The amendments in this Update require that a grant related to an asset be recognized on the balance sheet as a business entity incurs the related costs for which the grant is intended to compensate, either as: 1. Deferred income (the deferred income approach) 2. An adjustment to the cost basis in determining the carrying amount of the asset (the cost accumulation approach). A grant related to income and a grant related to an asset for which the deferred income approach is elected should be recognized in earnings on a systematic and rational basis over the periods in which a business entity recognizes as expenses the costs for which the grant is intended to compensate. When a business entity elects the cost accumulation approach for a grant related to an asset, there is no separate subsequent recognition of the government grant proceeds in earnings. The carrying amount of the asset that reflects the government grant proceeds would be used to determine depreciation or other subsequent accounting for that asset. The amendments in this Update require that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, the amendments in this Update require, consistent with current disclosure requirements, that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. 5 Under a modified prospective approach, prior-period results should not be restated and there is no cumulative-effect adjustment. 2. A modified retrospective approach to both: a. Government grants that are entered into on or after the beginning of the earliest period presented b. Government grants that are not complete as of the beginning of the earliest period presented. A government grant is complete when substantially all of the government grant proceeds have been recognized before the beginning of the earliest period presented. Under a modified retrospective approach, all prior period results should be restated for government grants that are not complete as of the beginning of the earliest period presented through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented. 3. A retrospective approach to all government grants through a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the earliest period presented.

F-10

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements”, the amendments in this Update clarify interim disclosure requirements and the applicability of Topic 270. The amendments in this Update result in a comprehensive list of interim disclosures that are required by GAAP. In developing the list of disclosures required by other Topics, the Board focused on identifying the interim disclosures that are currently required under GAAP. The objective of the amendments is to provide clarity about the current requirements, rather than evaluate whether to expand or reduce interim disclosure requirements. The amendments in this Update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The intent of the disclosure principle, which is modeled after a previous SEC disclosure requirement, is to help entities determine whether disclosures not specified in Topic 270 should be provided in interim reporting periods. The amendments in this Update also clarify the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The Board expects that these clarifications will enhance consistency in interim reporting for all entities. The Board considers the amendments in this Update to be necessary to reflect the development of interim reporting over time. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting 3 periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted for all entities. The amendments in this Update can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”, thirty-three issues are addressed in this Update. Generally, the amendments in this Update are not intended to result in significant changes for most entities. However, the Board recognizes that changes to guidance may result in accounting changes for some entities. Therefore, the Board is providing transition guidance for the amendments. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. 12 Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: 1. Prospectively to all transactions recognized on or after the date that the entity first applies the amendments 2. Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis. For example, it may apply certain amendments prospectively while applying others retrospectively. For the amendments in this Update to Topic 260 (that is, Issue 4), an entity should apply the amendments retrospectively to each prior reporting period presented in the period of adoption.

The Target Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Target Company’s financial position, statements of operations, cash flows, and disclosures.

Note 3 – Income taxes

Canada

The Company is subject to Canada Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Canada tax laws. The standard corporate income tax rate in Canada is 15%.

The income tax expenses consisted of the following components:

	For the Years Ended
	September 30,
	2025	2024
Current income tax expenses	-	-
Total income tax expenses	-	-

A reconciliation of the Company’s Canada statutory tax rate to the effective income tax rate during the periods is as follows:

	For the Years Ended
	September 30,
	2025	2024
Income tax expense with Canada statutory tax rate	15.0%	15.0%
Changes of deferred tax assets valuation allowances	(15.0%)	(15.0%)
Effective income tax rate	0.0%	0.0%

F-11

Components of deferred tax asset was as follows:

	As of	As of
	September 30,	September 30,
	2025	2024
Net operating loss (“NOL”) carry forward	$266,555	$272,013
Valuation allowance	(266,555)	(272,013)
Total	-	-

The Company had cumulative net operating loss of $1,777,035 and $1,813,421 as of September 30, 2025 and 2024, respectively which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $266,555 and $272,013 was recorded against the gross deferred tax asset balance as of September 30, 2025 and 2024, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss.

Uncertain tax positions

The Canada tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in Canada after those enterprises complete their relevant tax filings. In general, the Canada tax authorities have up to five years to conduct examinations of the tax filings of the Company. It is therefore uncertain as to whether the Canada tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

Note 4 – Shareholders’ equity

The Company was incorporated under the laws of Canada on May 11, 2015 with registered capital $4,983,701.

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Note 5 – Concentrations of risk

No single customer accounted for 10% or more of the total revenue for the years ended September 30, 2025 and 2024.

No single customer accounted for 10% or more of total outstanding account receivable balance as of September 30, 2025 and 2024.

No single supplier accounted for 10% or more of the total purchases for the years ended September 30, 2025 and 2024.

Note 6 – Related party transaction and balance

As of and for the years ended September 30, 2025 and 2024, the Target Company does not have any related party transaction and balance.

Note 7 – Commitment and contingencies

Operating lease commitment

As of September 30, 2025, the Target Company did not have any operating lease commitment.

Capital commitment

As of September 30, 2025, the Target Company did not have any capital commitment.

Contingencies

From time to time, the Target Company may be involved in various legal proceedings and claims in the ordinary course of business. The Target Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Note 8 – Subsequent events

On March 30, 2026, CN Energy Group. Inc. and its wholly owned subsidiary, CNEY Canada Inc. (“AcquireCo”), entered into an Amended and Restated Share Purchase Agreement (the “Purchase Agreement”) with Blessing Logistics Ltd., an Alberta corporation (the “Target Company”), and the sellers listed therein, which amends and restates the Share Purchase Agreement dated February 19, 2026, previously disclosed in the Report on Form 6-K furnished by CN Energy Group. Inc. to the Securities and Exchange Commission on February 24, 2026.

Pursuant to the Purchase Agreement, AcquireCo acquired all of the issued and outstanding shares of the Target Company for aggregate consideration of US$2,000,000, payable solely through the issuance of Class A ordinary shares of CN Energy Group. Inc. at a price of US$0.70 per share, subject to adjustment based on the fair value of certain assets at closing. The shares were issued in reliance on Regulation S under the Securities Act of 1933, as amended, and are subject to customary transfer restrictions, including a six-month lock-up.

The transaction closed on March 31, 2026, and the Target Company is now a wholly owned subsidiary of AcquireCo. The Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions.

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